Myra J. Perkinson				EXHIBIT 99


Table I -- Non-Derivative Securities

The Reporting Person also indirectly holds 2,591 shares in the Company's 401(k) plan and 430 shares in the Company's Supplemental Savings & Investment Plan (SSIP).


Table II -- Derivative Securities (previously reported)

The Reporting Person was granted an option on March 31, 2003 under the Issuer's Omnibus Incentive Compensation Plan to purchase 20,000 shares of the Issuer's Common Stock at $11.68 per share.